April 19, 2013

By EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:     Kevin Woody
Shannon Sobotka

RE:    Federal Realty Investment Trust (the “Company”)
Form 10-K for the year ended December 31, 2012
Filed on February 12, 2013
File No. 001-07533

Ladies and Gentlemen:

This letter responds to your letter dated April 15, 2013, providing comments relating to the Company's Form 10-K for the fiscal year ended December 31, 2012. In order to facilitate the Staff's review of this letter, we have restated each of your numbered comments which required a response below and have included the Company's response underneath each comment.
Form 10-K for the year ended December 31, 2012

Item 2. Properties
Lease Rollovers, page 17

1.	In future Exchange Act periodic reports, please supplement your disclosure to separately discuss leasing costs, on a per square foot basis, for both renewals and new leases.

Response:

In future filings, we will include disclosure regarding leasing costs, on a per square foot basis, for both renewals and new leases.

Item 7. Management's Discussion and Analysis of Financial Condition, page 28

2012 Significant Equity and Debt Transactions and Subsequent Event, page 32

2.
We note that your ATM offering program generated $104.46 million in net proceeds. In addition to this information, please also disclose in future Exchange Act periodic reports any additional offering expenses.

Response:

In future filings, we will disclose additional offering expenses of our ATM program.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Property Revenues, page 35

3.
In future Exchange Act periodic reports, please expand your disclosure regarding period to period changes in property revenues to disaggregate the relative impact of occupancy changes and rental rent changes.

Response:

In future filings, we will expand our disclosure to disaggregate between relative occupancy and rental rate change impacts.

Financial Statements

Note 9. Commitments and Contingencies, page F-23

4.
We note your disclosure relating to your obligation under certain put option agreements. Please tell us where these obligations have been recorded in your consolidated financial statements and the amounts recorded.

Response:

At December 31, 2012, the obligations under our put option agreements are recorded in Capital Lease Obligations for $55.8 million and Redeemable Noncontrolling Interests for $94.4 million.

The Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (301) 998-8232.

Thank you for your consideration in these matters.

Sincerely,

/s/ James M. Taylor, Jr.
James M. Taylor, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Federal Realty Investment Trust

cc:	Eric M. Green, Pillsbury Winthrop Shaw Pittman LLP
Richard P. LaFleur, Grant Thornton LLP